Exhibit 99.2

Director’s Interests in the Ordinary Shares of Cable and Wireless plc (“the Company”)

The Company was notified on 7 July 2003 that on the same day the following Directors purchased Ordinary Shares in the Company at a price of 107 pence per share under the Cable & Wireless Share Purchase Plan: –

Adrian Chamberlain – 58 Ordinary Shares
Rob Rowley – 112 Ordinary Shares